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                                                                     Exhibit 3.1


                           CERTIFICATE OF AMENDMENT OF
              AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
                                 LIGHTSPAN, INC.

      LIGHTSPAN, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that:

      FIRST: The name of the Corporation is Lightspan, Inc.

      SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is October 15, 1999.

      THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the first paragraph of
Article IV of the Corporation's Amended and Restated Certificate of Incorporation to read in its entirety as follows:

      "The aggregate number of shares that the corporation shall have authority to issue is Two Hundred Seventy Million (270,000,000) which is comprised of Two Hundred Fifty Million (250,000,000) shares of Common Stock each with the par value of $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock each with the par value of $0.001 per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten (10) shares of the Corporation's Common Stock, par value $.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.001 per share, of the Corporation; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Corporation's Common Stock as reported on the Nasdaq National Market on the last business day before the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware."

      FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware. The total number of outstanding shares entitled to vote or consent to this Amendment was 47,684,032 shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Amended and Restated Certificate of Incorporation. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

      IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 22nd day of August, 2003.

                                   LIGHTSPAN, INC.

                                   By:      /s/ John T. Kernan
                                        ----------------------------------------
                                        John T. Kernan, Chief Executive Officer